DYAX CORP.

300 Technology Square
Cambridge, MA 02139

March 17, 2010

BY EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:          Dyax Corp.

Form 10-K for the fiscal year ended December 31, 2008

Definitive Proxy Statement on Schedule 14A filed April 15, 2009

File No.  0-24537

Dear Mr. Rosenberg:

On behalf of Dyax Corp. (“Dyax” or the “Company”), please find below responses to the comments provided to Dyax from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated March 5, 2010 (the “Letter”), relating to Dyax’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed April 15, 2009 (the “Proxy”, together with the Form 10-K the “Reports”).  Set forth below are the Staff’s comments followed by the Company’s responses.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business

Our Key Product Development Licenses and Collaborations, page 6

1.                                       We note your response to our prior comment 1 from our letter dated December 23, 2009 and the accompanying draft disclosure.  Please expand your proposed disclosure to include the following:

•                  The duration and termination provisions of your license agreement with Fovea; and

•                  The aggregate milestone payments that you are eligible to receive under your license agreement with MedImmune (formerly CAT) relating to antibody phage display patents.

Also, please note that we will not be in a position to clear our review of this filing until your license agreement with Fovea has been publicly filed.

RESPONSE:

The Company acknowledges the Staff’s comment as it pertains to the disclosure of the Company’s license agreement with Fovea and has expanded their disclosure to include the duration and termination provisions of the agreement.  The additional language has been italicized below.

DX-88 for Ophthalmic Indications

We have entered into a license agreement with Fovea Pharmaceuticals SA, which was acquired by sanofi-aventis in 2009, for the development and commercialization of DX-88 for treatment of retinal diseases in the European Union.  Under this agreement, Fovea will fully fund development for the first indication, retinal vein occlusion-induced macular edema, for which a Phase 1 trial was initiated in the third quarter of 2009.  We retain all rights to commercialize DX-88 in this indication outside of the European Union.  Under the license agreement, we do not receive milestone payments, but are entitled to receive tiered royalties, ranging from the high teens to mid twenties, based on sales of DX-88 by Fovea in the European Union.  Conversely, if we elect to commercialize DX-88 in this indication outside of the European Union, Fovea will be entitled to receive royalties from us, ranging from the low to mid teens, based on our sales of DX-88 outside the European Union.  The term of the agreement continues until the expiration of the licensed patents or, if later, the eleventh anniversary of the first commercial sale of DX-88 in an ophthalmic indication.  The agreement may be terminated by Fovea on prior notice to us and by either party for cause.

The Company acknowledges the Staff’s comment as it pertains to the disclosure of the aggregate milestone payments the Company is eligible to receive under the license agreement with MedImmune relating to antibody phage display patents.  The Company respectfully notes they indicated that Dyax is not eligible to receive milestone payments under this agreement in its response letter dated January 22, 2010.  The Company intends to include substantially the following language in the 2009 Form 10-K with respect to their agreement with MedImmune, with the pertinent disclosure italicized.

Cross-Licensed Technology

The use of our antibody library involves technology that we have cross-licensed from other biotechnology companies, including Affimed Therapeutics AG, Affitech A/S, Biosite, Inc.(now owned by Inverness Medical Innovations), Cambridge Antibody Technology Limited or CAT, Domantis Limited (a wholly-owned subsidiary of GlaxoSmithKline), Genentech, Inc. and XOMA Ltd.  Under the terms of our cross-license agreement with CAT, we are required to pay milestone and low single-digit royalty payments to CAT in connection with antibody products developed and commercialized by our licensees.  These payments are passed through from our licensees.  Under the agreement, we also granted CAT a worldwide license to use our antibody libraries to discover and develop antibody products.  In consideration for this license, we will receive no milestone payments but are eligible to receive a low single-digit royalty payments on antibody products developed by CAT or its licensees under the agreement.  None of our other cross-license agreements contain financial obligations applicable to our LFRP licensees or collaborators.

Notes to Consolidated Financial Statements
4.  Strategic Collaborations
sanofi-aventis, page 61

2.                                       Refer to your response to our comment 6.  Please provide us your propose revised disclosure to be provided in your 2009 Form 10-K with regards to clarifying that there are two separate agreements between the company and Sanofi-aventis.

RESPONSE:

The Company acknowledges the Staff’s comment as it pertains to the disclosure of the sanofi-aventis product license and library license agreements.  Below we have included our proposed disclosure to be provided in our 2009 Form 10-K.

sanofi-aventis

In 2008, the Company entered into two agreements with sanofi-aventis.  The first was an exclusive worldwide license for the development and commercialization of the fully human monoclonal antibody DX-2240 as a therapeutic product (DX-2240 license).  The second agreement, was a standard  non-exclusive license to the Company’s proprietary antibody phage display technology (sanofi-aventis phage display license).  The Company evaluated the agreements and it was determined they should be treated as two separate agreements for the purpose of determining revenue recognition.

Under the DX-2240 license, the Company is eligible to receive clinical and sales milestones and royalties based on commercial sales of DX-2240 and other antibodies developed by sanofi-aventis.  As an exclusive licensee, sanofi-aventis will be responsible for the ongoing development, commercialization and consolidation of sales of DX-2240.

The Company treated the DX-2240 license as a multiple deliverable arrangement and determined that the performance obligations under the DX-2240 agreement, including the DX-2240 license, transfer of DX-2240 inventory and know-how and the transfer of additional specified deliverables, represented a single unit of accounting.

As a result of the DX-2240 license, the Company received approximately $23.2 million of cash, net of taxes, in 2008.  The Company recognized revenue of $23.2 million associated with the DX-2240 license, when the final performance obligation was completed in the fourth quarter of 2008.

The sanofi-aventis phage display agreement included a non-refundable signing fee, non-refundable maintenance fees, downstream development milestone payments and royalties on product sales.  For certain other future antibody product candidates discovered by sanofi-aventis under the sanofi-aventis phage display license, the Company will retain co-development and profit sharing rights, while sanofi-aventis will maintain ultimate responsibility for development and commercialization, and will book sales worldwide.

The Company treated the sanofi-aventis phage display license as a multiple deliverable arrangement and determined that the performance obligations under the agreement, including access to the library, training and when and if available additional quantities of the antibody library and material updates, represented a single unit of accounting.

Revenue for the sanofi-aventis phage display license is recognized over the performance period on a straight-line basis.  During the year ended December 31, 2009 and 2008 the Company recognized $408,000 and $530,000, respectively, related to the sanofi-aventis phage display license.

3.                                       Your response indicates that the company could not establish a fair value for the additional quantities of antibody library and material updates and therefore, all the deliverables within the arrangement was accounted for as a single unit of account.  Since the company sells the libraries to third parties, it would appear that the fair value for the antibody library could be determined and therefore accounted for as a separate unit of account.  Please clarify why you are not able to determine the fair value for your antibody library, the additional quantities of antibody library and material updates.

RESPONSE:

The Company acknowledges the Staff’s comment as it pertains to the sanofi-aventis library license.  As described in the Company’s sanofi-aventis footnote disclosure above, the antibody phage display license represents a single unit of accounting.  The Company’s standard library license agreements include access to the library over the term of the agreement and entitle the counterparty to receive, when and if available additional quantities of antibody library and material updates during the term of the agreement.

In accordance with Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), the Company determined that all deliverables under this Library License Agreement are under a single unit of accounting, since objective and reliable evidence of the fair value of the undelivered items does not exist.  The Company is not in the practice of selling the when and if available additional quantities of antibody library and material updates on a standalone basis and has never done so.  It is also noted that due to the unique and proprietary nature of the library, there is no available evidence of similar update rights being sold by third parties.   As there is no objective and reliable evidence of fair value for these when and if available updates, the criteria for separation under EITF 00-21 are not met and the delivered items do not represent a separate unit of accounting. Accordingly, all the deliverables are combined into a single unit of accounting.

Under the Library License Agreement, the license fee and annual maintenance fees are being recognized ratably over the contractual license period, which is consistent with the accounting treatment of other library license agreements.

Schedule 14A

Annual Bonus, page 22

4.                                       We note your response to our prior comment 10 and the accompanying draft disclosure.  To the extent that your corporate goals included other key objectives that you believe should remain confidential, please explain to us in your response what these objectives were, how they were weighted, the extent to which they were met, and how the Compensation Committee will factor this level of achievement into the annual bonus that will be awarded.  We will not be in a position to judge your ability to keep that information confidential until we understand what the particular objectives were and the reasons why the disclosure of such objectives would cause you substantial commercial harm.  Note that you may request Rule 83 treatment for any commercially sensitive portions of your response.

RESPONSE:

The Company has revised its draft disclosure to reflect that the bonus determinations made by its Compensation Committee for 2009 performance did not include consideration of any key objectives or corporate goals that the Company believes should remain confidential.  As a result, the draft proxy statement disclosure provided in response to Comment #5 below has deleted the references that were included in its earlier draft response regarding confidential goals for which disclosure had been withheld.

5.                                       In addition, please expand your draft disclosure to:

•                  Quantify, in the section titled “Corporate Performance,” the goals that appear quantifiable, such as the goal related to revenues supporting debt payments and the goal related to adequate liquidity;

•                  Discuss the relative weight accorded by the Compensation Committee to each performance objective, to the extent some factors are more important than others;

•                  Include a discussion of how the Compensation Committee translated the extent of achievement of the corporate goals to arrive at the specified performance score;

•                  Include each of the individual performance goals set for each named executive officer to be used in determining the officers’ individual performance scores, both objective and subjective; and

•                  As in the discussion of corporate performance, include a discussion of how the Compensation Committee translated the extent of achievement of the individual goals to arrive at the specified performance score.

RESPONSE:

The Company acknowledges the Staff’s further comments and respectfully submits the following revised draft disclosure, which is set forth below in substantially the form it intends to include in its 2010 proxy statement.

In your review of the draft disclosure, please note the following:

•                  Although important, several of the Company’s goals, including those goals that appear quantifiable (such as the goal related to adequate liquidity) were not considered by the Compensation Committee in their determination of the 2009 annual bonuses.

•                  With respect to the goals used to evaluate individual performance, the Company’s proposed disclosure reflects the fact that, for 2009 bonus determinations, the Compensation Committee set each executive officers’ individual performance scores at the same level established for corporate performance, without any separate assessment with respect to achievement of individualized goals.  This determination was made based on the fact that achievement of the Company’s two major corporate goals, relating to the approval and launch of KALBITOR®, were supported by all departments and outweighed all other considerations.

To the extent that, in the future, the achievement of individual performance goals is a material element used in determining the Company’s executive officers’ individual performance scores, the Company will provide disclosure with respect such goals for each named executive officer, including a discussion of how the Compensation Committee translated the extent of achievement of the individual goals to arrive at the specified performance score.

Annual Bonus

Our Compensation Committee has the authority and discretion to award annual cash bonuses to our executive officers.  The purpose of this bonus program is to provide an incentive for our executive officers to achieve the annual corporate and individual performance objectives developed from our annual business review and adjusted during the course of the year to reflect changes in our operating plans and strategy.  Our annual cash bonus program is a key element of annual performance compensation for our executive officers.  The annual bonus program is structured to provide competitive bonus opportunities to our executives so that we retain our existing executives and are positioned to compete for highly talented executives.

In the first quarter of each year, the Compensation Committee establishes a target bonus amount for each executive officer.  This amount is calculated as a percentage of the officer’s base salary.  The target bonus amount is reviewed on an annual basis and revised as necessary to realign bonuses with competitive market compensation paid to similarly situated executives in our identified peer group and also to properly address individual responsibilities and experience.  The extent to which these target amounts were achieved is based primarily upon an assessment of each named executive officer’s achievement of corporate and individual performance goals.  The table below sets forth the target bonus amount (as a percentage of base salary) for each of our named executive officers for 2009, as well as the proportion of their target bonus amount that is based on the achievement of corporate and individual performance goals.

	Target	Proportion of Target	Proportion of Target
	Bonus Amount	Bonus Amount Based	Bonus Amount Based on
Named	(% of Base	on Corporate	Individual (Departmental)
Executive Officer	Salary)	Performance	Performance

Gustav Christensen	50.0%	100.0%	0.0%
Ivana Magovčević-Liebisch	37.5%	50.0%	50.0%
George Migausky	37.5%	50.0%	50.0%
William Pullman	37.5%	50.0%	50.0%

Notwithstanding the target bonus amounts set in the first quarter of each year, the Compensation Committee retains full discretion to adjust the target bonus amounts upwards for exceptional performance against corporate and individual goals, and to otherwise adjust bonuses upwards or downwards to respond to changes in competitive compensation or other factors not measured by performance against the corporate and individual goals.

Corporate Performance.   We score corporate performance for the purpose of compensation determinations based upon a level of performance (a score of 100%) that is presumed to reflect a solid year in which most of the annual objectives, and particularly high priority objectives, are met.  With regard to the likelihood of achieving annual corporate objectives, for compensation purposes, we set the objectives at a level reasonably expected to be achieved with a good level of performance.  The Compensation Committee exercises discretion in weighting the relative importance of the key annual objectives and determining the achievement of them, and considers the specific recommendations of the Chief Executive Officer in these matters.  To the extent that the Compensation Committee determines that actual corporate performance exceeded expected performance levels, the Committee can exercise its discretion establish a corporate performance score in excess of 100%.

Individual (Departmental) Performance.  Under our executive compensation program, the individual performance of each named executive officer other than the Chief Executive Officer consist primarily of key objectives and goals generated from our annual business review that relate to the functional department for which the named executive officer is responsible.  As is the case for corporate performance, these departmental performance goals are set at a level that is reasonably likely to be achieved with a good level of performance.  While achievement against theses goals is given substantial weight in scoring the individual performance of our named executive officers, consideration may also be given to certain subjective performance criteria, including leadership, management, judgment and decision making skills, results orientation and communication.

Our Chief Executive Officer reviews the individual performance of each named executive officer and assigns a performance rating in accordance with a performance scale under which target performance is scored at 100%.  To the extent that the Chief Executive Officer determines that the actual performance of an individual executive exceeded expected performance levels against departmental goals, he can recommend an individual performance in excess of 100%. The recommended performance rating for each named executive officer other than the Chief Executive Officer is then reviewed by the Compensation Committee, and the Committee determines the final amount of each named executive officer’s bonus.

2009 Corporate Performance.  In 2009, our strategic business objectives focused on (i) the development of our lead product candidate, known as DX-88, including presenting at and securing a positive recommendation from the FDA Advisory Panel in February 2009, responding to the FDA’s complete response letter of March 2009 and obtaining approval to market DX-88 as KALBITOR for HAE in December 2009; (ii) progressing our research and development pipeline and (iii) expanding our licensing and funded research program (LFRP), as well as on the achievement of general corporate and financial goals.  In line with this strategic focus, our corporate goals for 2009 were as follows:

•                  Secure FDA approval of KALBITOR® for acute attacks of hereditary angioedema (HAE).

•                  Complete preparations necessary to allow for commercial launch within 60 days following FDA approval.

•                  Refocus and realign corporate organization and goals.

•                  Define and implement a full commercial compliance program.

•                  Complete all activities necessary for the initiation of a compassionate use program for DX-88 in the treatment of acquired angioedema and a physician-sponsored study of DX-88 in the treatment of drug-induced angioedema.

•                  Advance the filing for marketing authorization of DX-88 for HAE in Europe, including securing approval for the Pediatric Investigation Plan (PIP) which is a requirement for filing.

•                  Progress licensing / collaboration negotiations for the development of DX-88 for HAE outside North America.

•                  Obtain additional LFRP-related debt financing.

•                  Achieve 2009 LFRP cash receipts sufficient to cover payments due on all LFRP-related debt obligations.

•                  Maintain adequate liquidity to support forecasted business operations through 2010.

2009 Bonus Awards.  For 2009, the Compensation Committee reviewed corporate performance for the purpose of calculating the corporate component of the annual performance bonus for the named executive officers.  Factors considered by the Compensation Committee in scoring our corporate performance in 2009 were as follows:

•                  In December 2009, DX-88 was approved by the FDA, under the brand name KALBITOR, for the treatment of acute attacks of HAE in patients ages 16 and older.

•                  Dyax planned and implemented all activities necessary for the commercial launch of KALBITOR on February 1, 2010.

•                  In March 2009, Dyax successfully completed a business restructuring and reduction in force intended to focus resources on the commercialization of KALBITOR, resulting in an estimated $18 million in annualized savings.

•                  Dyax defined and implemented a full commercial compliance program in 2009 for the commercial launch of KALBITOR.

•                  During 2009, Dyax completed all activities necessary for the initiation of a compassionate use clinical study of DX-88 in the treatment of acquired angioedema and a physician-sponsored study of DX-88 in the treatment of drug-induced angioedema.

•                  Dyax received a positive opinion from the European Medicines Agency for its Pediatric Investigation Plan (PIP), which will allow Dyax to complete its filing for marketing authorization of DX-88 for HAE in Europe.

•                  Dyax obtained an additional $15 million in LFRP-related debt financing from Cowen Healthcare Royalty Partners.

•                  Dyax generated approximately $20 million of cash receipts under the LFRP, which more than covered the payments due on all LFRP-related debt obligations.

•                  Dyax significantly exceeded its forecasted liquidity targets to support business operations through 2010.

Although each of the factors listed above represent important corporate accomplishments, the Compensation Committee determined that the achievement of FDA approval of KALBITOR and the successful preparation for its commercial launch outweighed all other factors and merited a corporate performance score of 140% of target.  In making this determination, the Committee considered the examples of two other peer group companies that had paid higher bonuses for the years in which they had product approvals.  The Chief Executive Officer recommended to the Compensation Committee that the individual component of executive officer performance should be determined on the same basis as the Company’s corporate performance because the key achievements of successful approval and preparation for launch of KALBITOR in 2009 had required substantial support from all departments of the Company.  The Compensation Committee accepted this recommendation and established an individual performance score of 140% for all of the Company’s named executive officers (other than the Chief Executive Officer).

Calculation of Annual Performance Bonus Amounts.   For our Chief Executive Officer, the target bonus amount is calculated based entirely on our annual corporate performance score.  For our other named executive officers, the target bonus amount is based equally (50 / 50) on our annual corporate performance score and the executive’s individual performance score.

For 2009, as a result of the Compensation Committee’s decision to establish a single score of 140% for corporate performance and for the individual performance of each named executive officer (other than the Chief Executive officer), the bonus for each named executive officer was calculated as follows:

Named Executive Officer	2009 Annual Salary (A)	Target Bonus (B)	Proportion of Target Bonus Based on Corporate Performance (C)	Corporate Performance Score (D)	Proportion of Target Bonus Based on Individual (Departmental) Performance (E)	Individual Performance Score (F)	2009 Bonus (1)

Gustav Christensen	$500,000	50.0%	100.00%	140.00%	0.00%	0.00%	$350,000
Ivana Magovčević-Liebisch	$365,650	37.5%	50.00%	140.00%	50.00%	140.00%	$191,966
George Migausky	$334,750	37.5%	50.00%	140.00%	50.00%	140.00%	$175,744
William Pullman	$334,750	37.5%	50.00%	140.00%	50.00%	140.00%	$175,744

(1)  All bonuses were calculated based upon the following formula: (A)*(B) * [(C)*(D) + (E)*(F)].

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 250-5733 if you have any questions or require any additional information.

Very truly yours,

/s/ George Migausky

George Migausky
Chief Financial Officer

cc:                                 Ivana Magovcevic-Liebisch, Executive Vice President Corporate

Development and General Counsel

Dyax Corp.

Stacie S. Aarestad, Partner
Edwards Angell Palmer & Dodge LLP

James M. Connolly, Partner
PricewaterhouseCoopers LLP